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February 8, 2018

VIA EDGAR
James Dunn
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Re:	Nordic American Tankers Limited Form 20-F for Fiscal Year Ended December 31, 2016 Filed May 1, 2017 File No. 001-13944

Dear Mr. Dunn:
This confirms that, at our request, you have set the new response date for Nordic American Tankers Limited to your letter dated February 5, 2018 at February 28, 2018.
Thank you for your kind cooperation.
Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

cc:	Melissa Raminpour
Securities and Exchange Commission

John Stickel

Securities and Exchange Commission

John D. Brown
 Securities and Exchange Commission

Herbjørn Hansson
Chief Executive Officer
 Nordic American Tankers Limited

Bjørn Giaever
Chief Financial Officer
 Nordic American Tankers Limited